Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

04024636

RECD S.E.C.
APR 26 2004
1086

MACQUARIE BANK

SUPPL

21 April 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

PROCESSED
APR 28 2004
THOMSON FINANCIAL

Yours sincerely

Dennis Leong
Company Secretary

dlw 4/28

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

MACQUARIE BANK

19 April 2004

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam

The release made by Macquarie Bank on Friday 16 April 2004 outlining the details for the next interest payment with respect to Macquarie Income Securities (MBLHB) incorrectly stated the Applicable Interest Period and the date of the next reset rate.

The release should have read as follows:

Applicable Interest Period	Thursday 15 April 2004 to Wednesday 14 July 2004 (inclusive)
Date of next reset rate	Thursday 15 July 2004

Attached below is an amended version of the release.

Yours faithfully

Dennis Leong
Secretary of Macquarie Bank Limited
Secretary of Macquarie Finance Limited

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

MACQUARIE BANK

19 April 2004

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Bank Limited and Macquarie Finance Limited confirm that the interest rate on Macquarie Income Securities (MBLHB) will be 7.24% per annum in respect of the next distribution period which commenced on Thursday 15 April 2004 and ceases on Wednesday 14 July 2004 (inclusive). The interest payment date will be Thursday 15 July 2004 and the record date will be Wednesday 30 June 2004.

Reset rate for above securities	7.24% per annum which is the Base Interest Rate plus the applicable margin
Applicable Interest Period	Thursday 15 April 2004 to Wednesday 14 July 2004 (inclusive)
Base Interest rate	5.54% per annum
Applicable margin	1.7% per annum
Date of next reset rate	Thursday 15 July 2004
Record Date	Wednesday 30 June 2004

Yours faithfully

Dennis Leong
Secretary of Macquarie Bank Limited
Secretary of Macquarie Finance Limited

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

MACQUARIE BANK

16 April 2004

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Bank Limited and Macquarie Finance Limited confirm that the interest rate on Macquarie Income Securities (MBLHB) will be 7.24% per annum in respect of the next distribution period which commenced on Thursday 15 April 2004 and ceases on Wednesday 14 July 2004 (inclusive). The interest payment date will be Thursday 15 July 2004 and the record date will be Wednesday 30 June 2004.

Reset rate for above securities	7.24% per annum which is the Base Interest Rate plus the applicable margin
Applicable Interest Period	Thursday 15 January 2004 to Wednesday 14 April 2004 (inclusive)
Base Interest rate	5.54% per annum
Applicable margin	1.7% per annum
Date of next reset rate	Thursday 15 April 2004
Record Date	Wednesday 30 June 2004

Yours faithfully

Dennis Leong
Secretary of Macquarie Bank Limited
Secretary of Macquarie Finance Limited